RUSSEL METALS INC. MATERIAL CHANGE REPORT

ITEM 1.	Reporting Issuer
Russel Metals Inc. 1900 Minnesota Court Suite 210 Mississauga, ON L5N 3C9

ITEM 2.	Date of Material Change

April 15, 2003

ITEM 3.	Press Release

The press release attached as Schedule A was issued on Tuesday, April 15, 2003.

ITEM 4.	Summary of Material Change

On April 15, 2003, Russel Metals Inc. ("Russel") entered into agreements with certain of the principal securityholders of Leroux Steel Inc. Inc./Acier Leroux Inc. (the "Company") pursuant to which:

(i)         Russel agreed to make offers (the "Offers") to acquire all the issued and outstanding Class A Multiple Voting Shares ("Class A Shares"), Class B Subordinate Voting Shares ("Class B Shares" and, together with the Class A Shares, the "Shares"), 8% Convertible Unsecured Subordinated Debentures ("8% Debentures") and 7.25% Convertible Unsecured Subordinated Debentures ("7.25% Debentures" and, together with the 8% Debentures, the "Debentures" and the Debentures, together with the Class A Shares and the Class B Shares, the "Securities") of the Company not owned by it; and

(ii)        such securityholders agreed to tender to such Offers all of the Securities held by them.

ITEM 5.	Full Description of Material Change

Lock-Up Agreements and Offers

Covenant to Make the Offers and Covenant to Tender

On April 15, 2003, Russel entered into agreements (the "Lock-Up Agreements") with Mr. Gilles Leroux, Gestion Gilles Leroux Inc., 3652661 Canada Inc. and The Canam Manac Group Inc. (the "Selling Securityholders") and Mr. Marcel Dutil pursuant to which:

(i)         Russel agreed to make the Offers, directly and/or through a wholly-owned subsidiary, (Russel and such subsidiary collectively, the Offerors") to acquire all the issued and outstanding Shares and not owned by them for consideration consisting of:

(A)       in the case of the Shares, at the option of each holder of Shares, (x) $6.30 cash, (y) $4.60 cash and one-third of one Russel common share or (z) 1.2353 Russel common shares for each Share, subject to proration in the event that the aggregate number of Russel common shares otherwise issuable to all holders of Shares would exceed 3,612,672; and

(B)       in the case of the Debentures, cash in an amount equal to par plus accrued and unpaid interest; and

(ii)        the Selling Securityholders agreed to tender to such Offers an aggregate of 2,554,695 Class A Shares, 1,368,400 Class B Shares and $5,500 principal amount of 8% Debentures (collectively, the "Locked-Up Securities"), representing approximately 72.0% of the aggregate number of Class A Shares outstanding, approximately 18.8% of the aggregate number of Class B Shares outstanding on a partially-diluted basis and approximately 0.08% of the outstanding 8% Debentures, in each case on the terms and subject to the conditions set out in the Lock-Up Agreements.

Competing Offers

Pursuant to the terms of the Lock-Up Agreements, if prior to the Expiry Time in respect of the Offers to acquire the Shares a competing offer to acquire the Shares (a "Competing Offer") is made having a value per Share that exceeds $7.25 per Share and the Offerors do not amend the terms of the Offers within five business days thereafter to provide for consideration per Share that is at least equivalent to such Competing Offer, no Selling Securityholder will be entitled to withdraw his or its Securities from the Offers but the Offerors shall be required to tender to the Competing Offer all Shares acquired by them from each Selling Securityholder and each Selling Securityholder will be entitled to receive from the Offerors a per Share cash amount equal to the amount by which the value of the per Share consideration received by the Offerors pursuant to such Competing Offer exceeds $7.25, net of such portion of all commissions required to be paid by the Offerors to monetize any non-cash consideration and any taxes paid or payable by the Offerors in respect of its receipt of such consideration as relates to the amount by which the consideration received under the Competing Offer exceeded $7.25.

Non-Solicitation and Cooperation

Each of the Selling Securityholders and Mr. Dutil has agreed in the Lock-Up Agreements that during the period commencing on the date of the Lock-Up Agreements and continuing until the expiry or termination of the Offers:

(a)        except to the extent expressly permitted under such agreements, neither he nor it will take any act, directly or indirectly, which may in any way adversely affect the success of the Offers or the purchase of any Securities under the Offers;

(b)        he and it will immediately cease and cause to be terminated any existing discussions with any parties (other than Offerors and their affiliates) with respect to any Acquisition Proposal (as defined below); and

(c)        neither he nor it will (i) directly or indirectly, make, solicit, initiate or encourage inquiries from or submission of proposals or offers from any other person, corporation, partnership or other business organization whatsoever (including any of its officers or employees) relating to any liquidation, dissolution, recapitalization, merger, amalgamation, purchase or other acquisition of all or a material portion, on a consolidated basis, of the assets of, or any equity interest in, Leroux or any person, company, partnership, joint venture or other business organization in which Leroux has an interest (the "Subsidiaries") or other similar transaction or business combination involving Leroux or any of its Subsidiaries (any such proposal or offer, an "Acquisition Proposal") or (ii) participate in any discussions or negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek to do any of the foregoing.

Nothing contained in the Lock-Up Agreements prevents Mr. Leroux or Mr. Dutil from responding in their capacities as directors of Leroux to any bona fide Acquisition Proposal made by a third party to Leroux or the Leroux Board of Directors after the date of the Lock-Up Agreements that was not solicited after such date and providing all relevant information to such third party (subject to the execution by such third party of a confidentiality agreement satisfactory to the Offerors), provided that the Leroux Board of Directors has determined in good faith (after consultation with its financial advisors and after determining, with the written advice of outside counsel, that the Board of Directors is required to do so in order to properly discharge its fiduciary duties) that such Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction which is more favourable from a financial point of view to Securityholders than the Offers.

In addition, each of the Selling Securityholders and Mr. Dutil agreed to use its best efforts and influence to cause Leroux to carry on business only in the usual course until the earlier of termination of the Lock-Up Agreements and the date on which the Offerors appoint or elect their designees who represent a majority of the directors of the Leroux Board of Directors, unless the Offerors expressly agree otherwise.

Termination

The Lock-Up Agreements may be terminated by notice in writing:

(a)        at any time by mutual consent of Russel and the relevant Selling Securityholders;

(b)        by Russel at any time if the relevant Selling Securityholder (or, in the case of Mr. Gilles Leroux, Gestion Gilles Leroux Inc. or 3652661 Canada Inc., any of such parties) is in default of any material covenant or obligation under his or its Lock-Up Agreement or if any representation or warranty of such Selling Securityholder (or, in the case of the aforementioned parties, any of such parties) under his or its Lock-Up Agreement is untrue or incorrect in any material respect;

(c)        by a Selling Securityholder at any time if any representation or warranty of Russel under the Lock-Up Agreement with such Selling Securityholder is untrue or incorrect in any material respect;

(d)       by a Selling Securityholder after the 90th day following the mailing of this Circular if the Offerors have not taken up and paid for all Shares and Debentures deposited by such Selling Securityholder under the Offers otherwise than as a result of (i) the breach by the Selling Securityholder (or, in the case of the parties mentioned in paragraph (b) above, any of such parties) of any material covenant or obligation under his or its Lock-Up Agreement or (ii) any representation or warranty of the Selling Securityholder (or, in the case of the aforementioned parties, any of such parties) in his or its Lock-Up Agreement being untrue or incorrect in any material respect; provided, however, that if the Offerors' take up and payment for Shares and Debentures deposited under the Offers is delayed by (A) an injunction or order made by a court or regulatory authority of competent jurisdiction or (B) the Offerors not having obtained any regulatory waiver, consent or approval which is necessary to permit the Offerors to take up and pay for Shares and Debentures deposited under the Offers, then provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, the Lock-Up Agreement shall not be terminated by such Selling Securityholder pursuant to this paragraph until the earlier of August 31, 2003 and the fifth business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable; or

(e)        by Russel if any condition of the Offers is not satisfied or waived at the relevant Expiry Time and the Offerors elects not to waive such condition or extend the relevant Offer or Offers.

Upon termination of any Lock-Up Agreement, the relevant Selling Securityholder is entitled to withdraw from the Offers any Securities deposited by it to the Offers.

Standstill Agreements

Pursuant to the terms of the Lock-Up Agreements, each of the Selling Securityholders and Mr. Dutil has agreed to enter into a Standstill Agreement (the "Standstill Agreements") with Russel pursuant to which he or it will be precluded from, among other things: (a) acquiring or offering to acquire any Russel Metals Shares or securities convertible into or exchangeable for Russel Metals Shares, subject to certain exceptions as set out therein; (b) acquiring or offering to acquire any material assets of Russel; (c) participating in any group acting jointly or in concert with respect to the acquisition of Russel Metals Shares or convertible securities; (d) participating in proxy contests, shareholder proposals or meeting requisitions with respect to Russel; (e) participating in any voting trust or pooling arrangement with respect to Russel Metals Shares or convertible securities; (f) seeking to control or influence the board, management or policies of Russel; (g) proposing any extraordinary transaction involving Russel or its securities or assets; and (h) engaging in any discussion, or entering into any agreement, with any person related to any extraordinary transaction involving Russel or its securities or assets.

The Standstill Agreements will expire pursuant to their terms (x) if the Offers are not consummated, (y) after ten years or (z) with respect to any particular Selling Securityholder, at such time as such Selling Securityholder (together with certain related persons) ceases to beneficially own, directly or indirectly, 3% of the outstanding Russel Metals Shares.

Non-Competition Agreement

Pursuant to the terms of his Lock-Up Agreement, Mr. Gilles Leroux has agreed to enter into a Non-Competition Agreement (the "Non-Competition Agreement") with the Offerors pursuant to which, among other things, Mr. Leroux has agreed not to carry on or be engaged in the procurement, warehousing, processing or distribution of steel or steel products in Canada or the United States for a period of three years from the first date on which the Offerors take up Securities under the Offers.  The Non-Competition Agreement will also provides that conditional upon:

            (a)        Mr. Leroux's existing employment agreement having been terminated without payment of any amount as a result of the termination of such agreement or the termination of his employment or position with Leroux or any of its affiliates;

            (b)        Mr. Leroux having irrevocably released Leroux and each of its affiliates from all liabilities they may have in connection with his existing employment agreement, the termination of such agreement, and the termination of his employment or position with Leroux or any of its affiliates; and

            (c)        Mr. Leroux's continued compliance with his covenants under the Non-Competition Agreement,

then he will be entitled to receive 36 monthly payments of $37,500 commencing on the business day next following the date on which the Offerors take up and pay for Shares under the Offers.

ITEM 6.	Reliance on Section 75(3) of the Act

Not applicable.

ITEM 7.	Omitted Information

Not applicable.

ITEM 8.	Contact Officer

Brian R. Hedges Executive Vice President and CEO Russel Metals Inc. Telephone: (905) 819-7401 Fax: (905) 819-7409

ITEM 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

SIGNED this 23rd day of April, 2003 at Mississauga, Ontario

Per: /s/Brian R. Hedges
        Brian R. Hedges
        Executive Vice-President and CFO

SCHEDULE A

Controlling Shareholders Of Leroux Steel Agree To Russel
Metals' Offer Of $6.30 Per Share

TORONTO, ONTARIO--Russel Metals Inc., Mr. Gilles Leroux and Le Groupe Canam Manac Inc. today announced that they have entered into agreements pursuant to which Russel will offer to purchase all of the outstanding shares of Leroux Steel at a price of $6.30 per share, representing a 135% premium to the average closing price of the Class A Multiple Voting Shares and a premium of 101% to the average closing price of the Class B Subordinate Voting Shares, over the 20 trading day-period ended on April 11, 2003.  Together, Mr. Gilles Leroux and Canam Manac control over 36 % of the equity and 63 % of the voting rights in Leroux Steel.

"We are very pleased that our proposal at $6.30 per share which represents a significant premium over the closing price of the Class B Subordinate Voting Shares when we first approached Mr. Leroux, was received positively by the controlling shareholders of Leroux Steel", said Mr. Edward M. Siegel, Jr., President and Chief Executive Officer of Russel.  "At this kind of premium, we are confident that the Board of Directors of Leroux Steel and the minority shareholders will be equally supportive of our offer."  Mr. Siegel added:  "This acquisition builds on our strategy to continually grow Russel and will enhance our presence in Quebec."

Russel has agreed to make the take-over bid for all of the issued and outstanding Class A Multiple Voting Shares and Class B Subordinate Voting Shares of Leroux Steel for  consideration of $6.30 per share, payable at the option of the holder in one of three ways.  Each holder of a Leroux share will have the option of receiving, for each Leroux share held, (i) $6.30 cash, (ii) $4.60 cash and one-third of a Russel common share or (iii) 1.2353 Russel common shares, subject to pro-ration if the number of Russel common shares otherwise issuable would exceed 3,612,672.  Accordingly, any shareholder who elects to receive all cash consideration under the offer will be entitled to receive all cash, and all shareholders who elect to receive common shares of Russel will receive at least one-third of a Russel common share for each share of Leroux Steel, with the balance of the consideration being payable in cash.

The offer will be subject only to customary conditions, including regulatory approvals and acceptance by at least 66 2/3 % of each of the outstanding classes of securities of Leroux Steel.  The agreements also provide that Russel will make a cash offer to acquire all of the outstanding convertible debentures of Leroux Steel at a price equal to par plus accrued interest.  The agreements include an irrevocable commitment by Gilles Leroux, certain of his affiliates and Canam Manac to tender all of their Leroux Steel securities to Russel's offer and not to solicit other proposals.  They also provide that, if a competing offer is made for all the shares of Leroux Steel at a price in excess of $7.25 per share and Russel does not match such competing offer, Russel will be required to tender the controlling shareholders' Leroux Steel shares to the competing offer and to remit to the controlling shareholders the amount paid under the competing offer in excess of $7.25 per share.

The take-over bid circular is expected to be mailed to Leroux Steel's securityholders as soon as practicable and in any event by the middle of May and the transaction would be expected to close by the end of June, 2003.

The aggregate value of the transaction, including net debt assumed, is approximately $185 million which will be financed out of an existing credit facility with a syndicate of Canadian chartered banks.  Russel has engaged CIBC World Markets to serve as its financial advisor for the transaction.

Russel Metals is one of the largest metals distribution companies in North America.  It carries on business in three metals distribution segments: service centre, energy sector and imports/exports under various names, including A.J. Forsyth, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Drummond McCall, Fedmet Tubulars, McCabe Steel, Métaux Russel, Milspec Industries, Pioneer Pipe, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Vantage Laser, Wirth Steel and York Steel.

Founded in 1887, Leroux Steel is one of the largest steel distributors in Eastern Canada.  It also maintains a presence in the United States.  Leroux Steel has approximately 1,100 employees and specializes in the procurement, warehousing, processing and distribution of some 3,000 steel products.  It operates a modern network of 25 service centres, including a steel joist production unit and a reinforcing steel production unit as well as indoor warehousing space totalling more than two million square feet.  These service centres are strategically located across Eastern Canada and the Northeastern and Central United States.

The Canam Manac Group is an industrial company specializing in the fabrication of steel joists and steel construction components, semi-trailers and forestry equipment.   In 2002, sales reached $936,719,000.  It operates 20 plants and employs over 4,780 people in Canada, the United States, Mexico, Romania and India.

FOR FURTHER INFORMATION PLEASE CONTACT:

Russel Metals Inc.
Edward M. Siegel, Jr.
President & CEO
(905) 819-7302

or

Russel Metals Inc.
Brian R. Hedges
Executive Vice President & CFO
(905) 819-7401

info@russelmetals.com
www.russelmetals.com